Exhibit 99.32

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company:

Acclaim Energy Trust

Suite 1900, 255 – 5th Avenue S.W.

Calgary, Alberta T2P 3G6

2.                                      Date of Material Change:

September 19, 2005

3.                                      News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of CNW Group on September 19, 2005 and would have been received by the securities commissions where Acclaim is a “reporting issuer” and the stock exchanges on which the securities of Acclaim are listed and posted for trading in the normal course of their dissemination.

4.                                      Summary of Material Change:

Acclaim Energy Trust (“Acclaim”), Acclaim Energy Inc. (“AEI”), StarPoint Energy Trust (“StarPoint”) and StarPoint Energy Ltd. (“SEL”) entered into an agreement dated September 19, 2005 (the “Combination Agreement”) with respect to a proposed transaction to combine Acclaim and StarPoint and form a new publicly traded income trust (the “New Trust”) and a new public exploration focused company (“ExploreCo”).

5.                                      Full Description of Material Change:

The Arrangement and the Combination Agreement

Acclaim, AEI, StarPoint and SEL have entered into the Combination Agreement pursuant to which Acclaim and StarPoint will combine and create the New Trust, which will be one of the largest conventional oil and gas trusts in North America and a public exploration-focused company, ExploreCo, which will have assets from both Acclaim and StarPoint.

The merger will be carried out pursuant to a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta) (the “ABCA”).  Pursuant to the Arrangement:

(a)                                 holders of trust units of Acclaim (“Acclaim Units”) will receive for each Acclaim Unit 0.8333 of a trust unit of the New Trust (“New Trust Unit”); and

(b)                                 holders of trust units of StarPoint (“StarPoint Units”) will receive for each StarPoint Unit 1.0000 New Trust Unit.

Holders of Acclaim Units and StarPoint Units will also receive, as a separate distribution, common shares of ExploreCo (“ExploreCo Shares”) on the basis of 0.0833 of an ExploreCo Share for each Acclaim Unit and 0.1000 of an ExploreCo Share for each StarPoint Unit.

In addition, under the Arrangement, each holder of Acclaim Units will receive 0.0175 of one arrangement warrant of ExploreCo (“Arrangement Warrant”) and each holder of StarPoint Units will receive 0.0210 of one Arrangement Warrant.  Each full Arrangement Warrant will be exercisable into one ExploreCo Share at an exercise price equal to the price at which the ExploreCo Shares are issued under the ExploreCo private placement described below for a period of 30 days from the date that the Arrangement becomes effective (the “Effective Date”).

Holders of the exchangeable shares, series 1 of AEI (the “Acclaim Exchangeable Shares”) and the series A exchangeable shares of SEL (the “StarPoint Exchangeable Shares”) will participate in the Arrangement and receive New Trust Units, ExploreCo Shares and Arrangement Warrants on the same basis as the holders of Acclaim Units and StarPoint Units, respectively, based on the number of Acclaim Units or StarPoint Units into which such shares are exchangeable.

It is also intended that the Arrangement will be structured:  (i) to allow the holders of Acclaim Units and Acclaim Exchangeable Shares (“Acclaim Securityholders”) and the holders of the StarPoint Units and StarPoint Exchangeable Shares (“StarPoint Securityholders”) to receive New Trust Units on a tax-deferred basis for Canadian and United States income tax purposes; and (ii) to qualify for the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended and in a manner that provides for the elimination of less than full “board lot” holdings of ExploreCo Shares as part of or in connection with the Arrangement.

A joint information circular detailing the Arrangement is anticipated to be mailed to Acclaim Securityholders and StarPoint Securityholders by the middle of November, 2005 for meetings expected to take place in December, 2005.  Closing of the Arrangement is expected to take place in January, 2006.  Acclaim and StarPoint have also agreed to use their reasonable commercial efforts to effect the listing of the New Trust Units on the New York Stock Exchange no later than 30 days following the Effective Date.

The Arrangement will require the approval of at least two-thirds of the votes cast by the Acclaim Securityholders and the StarPoint Securityholders, voting at the respective meetings of Acclaim and StarPoint.  Implementation of the Arrangement will also require the satisfaction of several conditions set forth in the Combination Agreement, including the approval of the Court of Queen’s Bench of Alberta and receipt of necessary regulatory approvals.

The boards of directors of AEI and SEL have unanimously endorsed the Arrangement and approved the Combination Agreement, have unanimously determined that the Arrangement is in the best interests of Acclaim and the Acclaim Securityholders and StarPoint and the StarPoint Securityholders, respectively, and, based on the opinion of their financial advisors, have each unanimously determined that the Arrangement is fair, from a financial point of view, to their respective securityholders and have resolved unanimously to recommend approval of the Arrangement by their respective securityholders.

BMO Nesbitt Burns Inc. is acting as financial advisor to Acclaim and Orion Securities Inc. is acting as financial advisor to StarPoint with respect to the Arrangement and have provided fairness opinions to the boards of directors of AEI and SEL.  TD Securities Inc. is acting as strategic advisor to Acclaim.  FirstEnergy Capital Corp., Scotia Waterous and GMP Securities Ltd. are acting as strategic advisors to StarPoint.

Non-Solicitation Provisions

Pursuant to the Combination Agreement, each of Acclaim and StarPoint agreed not to, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(a)                                 solicit, facilitate, initiate or encourage any Acquisition Proposal (which is defined in the Combination Agreement to mean with respect to Acclaim or StarPoint), any inquiry or the making of any proposal to such party or its unitholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such party or its unitholders of any securities of such party or its subsidiaries; (ii) any acquisition of a substantial amount of assets of such party or its subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such party or its subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such party or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Combination Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the other party under the Combination Agreement or the Arrangement;

(b)                                 enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(c)                                  waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any “standstill provisions” thereunder; or

(d)                                 accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision of the Combination Agreement, each of Acclaim and StarPoint and its officers, directors and advisers may:

(e)                                  enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Combination Agreement, by such party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the confidentiality and standstill agreements dated August 15, 2005 (the “Confidentiality Agreements”) entered into between AEI and SEL (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other party as set out below), may furnish to such third party information concerning such party and its business, properties and assets, in each case if, and only to the extent that:

(A)                               the third party has first made a written bona fide Acquisition Proposal which the board of directors of the administrator of such party determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of the Receiving Party (as defined below) than the transaction contemplated by the Combination Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of the administrator of such party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable laws (a “Superior Proposal”); and

(B)                               prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such party provides prompt notice to the other party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to the other party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such party shall notify the other party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to the other party, copies of all information provided to such party and all other information reasonably requested by the other party), within 24 hours of the receipt thereof, shall keep the other party informed of the status and details of any such inquiry, offer or proposal and answer the other party’s questions with respect thereto; or

(f)                                   comply with Section 172 of the Securities Act (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders; and

(g)                                  accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of its administrator shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Combination Agreement as contemplated therein and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable laws and such party complies with its obligations set forth in the Combination Agreement and terminates the Combination Agreement in accordance with the terms thereof, and concurrently therewith pays the termination fee contemplated therein to the other party.

Each party in receipt of a Superior Proposal (a “Receiving Party”) shall give the other party (the “Responding Party”), orally and in writing, at least 72 hours advance notice of any decision by the board of directors of its administrator to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of the administrator of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior

Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Receiving Party shall and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of the Combination Agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal.

Termination Fee

Pursuant to the Combination Agreement, StarPoint agreed that if at any time after the execution of the Combination Agreement:

(a)                                 the board of directors of SEL has withdrawn or changed any of its recommendations or determinations regarding the Arrangement in a manner adverse to Acclaim or shall have resolved to do so prior to the Effective Date;

(b)                                 a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the unitholders of StarPoint or to StarPoint and the securityholders of StarPoint do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c)                                  StarPoint accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d)                                 StarPoint breaches any of its representations, warranties or covenants made in the Combination Agreement which breach individually or in the aggregate would have a material adverse effect on StarPoint or materially impede the completion of the Arrangement;

(each of the above being an “Acclaim Damages Event”), then in the event of the termination of the Combination Agreement, StarPoint shall pay to Acclaim $65 million as liquidated damages in immediately available funds to an account designated by Acclaim within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, StarPoint shall be deemed to hold such funds in trust for Acclaim.

If at any time after the execution of the Combination Agreement:

(a)                                 the board of directors of AEI has withdrawn or changed any of its recommendations or determinations regarding the Arrangement in a manner adverse to StarPoint or shall have resolved to do so prior to the Effective Date;

(b)                                 a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the unitholders of Acclaim or to Acclaim and the Acclaim securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c)                                  Acclaim accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d)                                 Acclaim breaches any of its representations, warranties or covenants made in the Combination Agreement which breach individually or in the aggregate would have a material adverse effect on Acclaim or materially impede the completion of the Arrangement;

(each of the above being a “StarPoint Damages Event”), then in the event of the termination of the Combination Agreement, Acclaim shall pay to StarPoint $65 million as liquidated damages in immediately available funds to an account designated by StarPoint within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Acclaim shall be deemed to hold such funds in trust for StarPoint.

Termination

The Combination Agreement may be terminated at any time prior to the Effective Date:

(a)                                 by mutual written consent of Acclaim and StarPoint;

(b)                                 if the conditions set forth in the Combination Agreement in favour of Acclaim or StarPoint are not satisfied;

(c)                                  by Acclaim upon the occurrence of an Acclaim Damages Event provided that in such event, the Combination Agreement may not be terminated by Acclaim unless StarPoint Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(d)                                 by StarPoint upon the occurrence of a StarPoint Damages Event provided that in such event, the Combination Agreement may not be terminated by StarPoint unless the Acclaim Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(e)                                  by Acclaim upon the occurrence of a StarPoint Damages Event and the payment by Acclaim to StarPoint of the amount required; and

(f)                                   by StarPoint upon the occurrence of an Acclaim Damages Event and the payment by StarPoint to Acclaim of the amount required.

In the event of such termination, the Combination Agreement shall forthwith become void and neither party shall have any liability or further obligation to the other party thereunder except with respect to the obligations to pay the termination fee and each party’s obligations in the Confidentiality Agreements, which shall survive such termination.

New Trust

On or before the Effective Date of the Arrangement, Acclaim and StarPoint have agreed to cause the New Trust to be settled as an unincorporated open-ended investment trust under the laws of the Province of Alberta in such form as agreed to by Acclaim and StarPoint and customary for transactions of this type.  A new company (the “Administrator”) will be created under the ABCA which shall, among other things, serve as the administrator of the New Trust.

The New Trust will be led by Mr. J. Paul Charron as President and CEO, as well as the remainder of Acclaim’s existing management team.  Mr. Murray Mason, StarPoint’s VP Production, will join the New Trust to ensure a smooth integration of StarPoint’s properties with Acclaim’s properties. The board of directors of the Administrator will be comprised of the existing board of directors of AEI plus Paul Colborne.

The parties’ current intention is that the New Trust will initially distribute $0.23 per New Trust Unit per month, beginning with the first distribution payable following closing of the Arrangement.  It is anticipated that this distribution policy will result in a 2006 payout ratio of approximately 60% based on a commodity price forecast of US$55 WTI for oil and C$8.25 AECO for natural gas.  The target payout ratio on a go forward basis of New Trust is anticipated to be approximately 60% to 65%.

The New Trust or the Administrator, as applicable, will adopt incentive plans for its directors, officers, employees and consultants similar to those of Acclaim and otherwise customary for senior oil and gas energy trusts.

ExploreCo

ExploreCo will be a new public exploration focused company led by Paul Colborne, as Chairman and CEO, and Brett Herman, as President and COO.  Additional management of ExploreCo will include the majority of StarPoint’s existing management team including Eric Strachan, VP Exploration, Graham Kidd, VP Engineering and Jeremy Wallis, VP Land.  The Board of Directors will initially consist of Paul Colborne, Jim Bertram, Paul Charron, Fred Coles, Brett Herman, Martin Hislop, Rob Peters, Jim Pasieka and Paul Starnino.

ExploreCo will acquire certain assets from each of Acclaim and Starpoint (the “ExploreCo Assets”) which will consist of a combination of operated, light oil and natural gas reserves and production strategically located in southeast Saskatchewan and south central Alberta with initial proven plus probable reserves of more than 3 million boe and initial production of approximately 1,000 boe/d of light oil and sweet natural gas.  The ExploreCo Assets will also include more than 75,000 net acres of undeveloped land.

Acclaim and StarPoint have agreed in the Combination Agreement that a capital expenditure budget of $1.5 million will be made available for the ExploreCo Assets for the period from the date of the Combination Agreement to the Effective Date, such amount to be funded by the party contributing the ExploreCo Assets in respect of which such expenditures are to be incurred. To the extent the actual capital expenditures on the ExploreCo Assets exceed $1.5 million, ExploreCo will reimburse the New Trust for such amount on the Effective Date. All cash flow generated by the ExploreCo Assets to the Effective Date shall accrue to the benefit of Acclaim or StarPoint, as applicable.

ExploreCo will adopt incentive plans for the benefit of its directors, officers, employees and consultants (which could include, without limitation, performance shares) under which the maximum number of ExploreCo Shares reserved for issuance shall, in the aggregate, not exceed 10% of the ExploreCo Shares outstanding after giving effect to the Arrangement.

On or before the Effective Date, ExploreCo will also complete a private placement of an aggregate of $7.5 million to its employees, management, directors and other service providers and other parties as agreed to by SEL and AEI, acting reasonably, resulting in the issuance of 3,073,770 ExploreCo Shares at an issue price equal to the net asset value per share of ExploreCo (currently estimated at $2.44).  If the private placement is fully subscribed and all Arrangement

Warrants are exercised, ExploreCo will raise approximately $17.5 million and issue approximately 7,172,131 ExploreCo Shares.

It is also anticipated that in conjunction with the closing of the Arrangement, ExploreCo will seek a listing on the Toronto Stock Exchange.

6.                                      Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.                                      Omitted Information:

Not applicable.

8.                                      Executive Officer:

For further information, contact J. Paul Charron, President and Chief Executive Officer by telephone at (403) 539-6300.

9.                                      Date of Report:

September 19, 2005.